PROSPECTUS                                      Filed Pursuant to Rule 424(b)(3)
                                                               File No. 33-97366

                                8,073,941 Shares

                           HUGOTON ENERGY CORPORATION

                                  COMMON STOCK
                              (WITHOUT PAR VALUE)


         This Prospectus relates to 8,073,941 shares (the "Shares") of common stock, without par value (the "Common Stock"), of Hugoton Energy Corporation, a Kansas corporation (the "Company").



         The Shares are outstanding shares of Common Stock owned by the persons named in this Prospectus under the caption "Selling Stockholders." Except for Belco Energy, L.P., the Selling Stockholders acquired their respective Shares in a transaction whereby, on September 7, 1995, Consolidated Oil & Gas, Inc., a Delaware corporation ("COG"), was merged with and into the Company (the "Merger"), and in connection therewith, the Company issued an aggregate of 9,090,736 shares of Common Stock to the former stockholders of COG. Belco Oil & Gas Corp. acquired 2,940,000 shares of common stock of the Company (the "Belco Shares") from First Reserve Secured Energy Assets Fund, Limited Partnership and First Reserve Fund V, Limited Partnership, on June 17, 1997 in an unregistered private transaction. On June 19, 1997, Belco Oil & Gas Corp. transferred the Belco Shares to its affiliate, Belco Energy, L.P., a Delaware limited partnership.


         The Selling Stockholders may from time to time sell the Shares on The Nasdaq National Market, in the over-the- counter market, on any other national securities exchange on which the Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers or dealers. See "Plan of Distribution."

         The Company will receive no part of the proceeds of any sales made hereunder. See "Use of Proceeds." All expenses of registration incurred in connection with the offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. See "Selling Stockholders."

         The Selling Stockholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and profits on the sales of Shares by the Selling Stockholders and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.

         The Shares have not been registered for sale by the Selling Stockholders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the States in which such transactions occur or the existence of any exemption from registration.


         The Common Stock is traded on The Nasdaq National Market. On September 30, 1997, the last sale price of the Common Stock as reported on the composite tape for issues listed on The Nasdaq National Market was $11.625 per share.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 1, 1997.


NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C. 20549 at the prescribed rates. The Company's Common Stock is traded on The Nasdaq National Market and, as a result, the periodic reports, proxy statements and other information filed by the Company with the Commission can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006. The Commission maintains a web sit (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company that file electronically with the Commission.

         The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein.


         Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                       INCORPORATION OF CERTAIN DOCUMENTS

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:


(A) Annual Report filed on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-23166);

(B) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997; and

(C)      Proxy Statement for Annual Meeting of Stockholders held May 15, 1997.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus modifies or supersedes such statement.

         The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information which have been or may be incorporated in this Prospectus by reference but not delivered herewith, except for certain exhibits to such documents. Requests for such information should be directed to W. Mark Womble, Executive Vice President, Hugoton Energy Corporation, 301 N. Main, Suite 1900, Wichita, Kansas 67202, telephone number (316) 262-1522.

                                  THE COMPANY


         The Company is an independent oil and natural gas company engaged in the exploration for and the development, production and acquisition of, oil and natural gas. The Company's properties are primarily located in the Hugoton Area of Kansas, Oklahoma and Texas, the Wiliston Basin, the Permian Basin and the Austin Chalk Trend of Texas and Louisiana. The principal executive offices of the Company are located at 301 N. Main, Suite 1900, Wichita, Kansas 67202, and the telephone number is (316) 262-1522.


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                                USE OF PROCEEDS

         All of the Shares offered are hereby being offered by the Selling Stockholders. The Company will receive no part of the proceeds of any sales made hereunder.

                              SELLING STOCKHOLDERS



             Selling                  Shares Owned        Shares Being      Shares Owned        Percentage
           Stockholders              Before Offering        Offered          After Sale      Ownership After
                                                                            Contemplated           Sale
                                                                               Hereby          Contemplated
                                                                                                  Hereby
  American Gas & Oil Investors,
  Limited Partnership                   387,437                 387,437          --                 --

  AmGO II, Limited Partnership          14,306                   14,306          --                 --

  First Reserve Fund V, Limited
  Partnership                           891,698                 891,698          --                 --

  J.W. Decker                          214,180(1)               214,180          --                 --

  Comdisco, Inc.                      3,859,820               3,626,320       233,500               *

  Belco Energy, L.P.                  2,940,000               2,940,000          --                 --



* Less than one percent



(1) J.W. Decker, an Executive Vice President and Director of the Company, also holds options to acquire an additional 187,500 shares of Common Stock, 93,750 shares of which are presently exercisable.

Except for Belco, the Selling Stockholders are former stockholders of COG as of the effective time of the Merger. The Shares were acquired pursuant to an Agreement and Plan of Merger, dated May 26, 1995, as amended (the "Merger Agreement"), which contained the Company's agreement to file and maintain in effect for a two-year period a registration statement on Form S-3 as soon as is practicable after effectiveness of the Merger to register such Shares, subject to a limitation that no stockholder receiving such Shares may, pursuant to such registration, sell more than 1% of the aggregate amount of Common Stock of the Company outstanding during any calendar quarter.

         Pursuant to the Merger Agreement, the Company will pay its expenses in connection with the registration and sale of the Shares, except any selling commissions or discounts allocable to sales of the Shares, fees and disbursements of counsel and other representatives of the Selling Stockholders, and any stock transfer taxes payable by reason of any such sale.

         Before the Merger, the Company had no material relationship with any of the Selling Stockholders. J.W. Decker is an Executive Vice President and Director of the Company. Three other members of the Board of Directors of the Company are affiliated with certain Selling Stockholders. Alan J. Andreini is a director of Comdisco, Inc., Jonathan S. Linker serves as a Managing Director of First Reserve Corporation and William E. Macaulay is President and Chief Executive Officer of First Reserve Corporation. First Reserve Corporation owns no shares of the Company's Common Stock directly but, as the managing general partner of American Gas & Oil Investors, Limited Partnership, AmGOII, Limited Partnership and First Reserve Fund V, Limited Partnership, First Reserve Corporation has voting and investment power over the shares owned by such entities. Through their ownership of shares of First Reserve Corporation, Mr. Macaulay and Mr. John A. Hill may be deemed to share beneficial ownership of the shares deemed beneficially owned by First Reserve Corporation. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of such shares.

         On June 17, 1997, Belco Oil & Gas Corp. and the Company entered into a certain letter agreement (the "Letter Agreement"). The Letter Agreement acknowledged that Belco Oil & Gas Corp. had entered into an agreement with affiliates of First Reserve Corporation relating to the acquisition by Belco from affiliates of First Reserve of 2,940,000 shares of common stock of Hugoton in an unregistered private transaction. Under the terms of the Letter


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Agreement, the Company granted Belco Oil & Gas Corp. registration rights with respect to the Belco Shares which are the same as the registration rights which First Reserve and its affiliate had with respect to such shares. Further, the Letter Agreement stipulated that Belco Oil & Gas Corp. would have the right to sell pursuant to the Registration Statement, in any calendar quarter, an amount of shares of Company common stock equal to up to 5% of the aggregate amount of Hugoton common stock outstanding on the date of the Letter Agreement. On June 19, 1997, Belco Oil & Gas Corp. transferred the Belco Shares to its affiliate, Belco Energy, L.P., and assigned to it all of the rights of Belco Oil & Gas Corp. under the Letter Agreement.


                              PLAN OF DISTRIBUTION


         The Selling Stockholders may from time to time sell all or a portion of the Shares on The Nasdaq National Market, in the over-the-counter market, on any other national securities exchange on which the Common Stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers or dealers. The methods by which the Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (e) privately negotiated transactions. In the Merger Agreement, each Selling Stockholder party thereto has agreed not to sell during any calendar quarter, pursuant to this Prospectus, more than 1% of the aggregate amount of Common Stock then outstanding and pursuant to the Letter Agreement, Belco Energy, L.P. has agreed not to sell during any calendar quarter, pursuant to this Prospectus, more than 5% of the aggregate amount of Company common stock outstanding on the date of the Letter Agreement. The Selling Stockholders and any broker-dealers participating in the distributions of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by the Selling Stockholders and any commission or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.


         The Shares may also be sold pursuant to Rule 144 under the Securities Act.

         There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered hereunder.


         In selling their Shares under this Prospectus, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of Common Stock by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Company may also indemnify any brokers, underwriters, dealers or agents against certain liabilities, including liabilities under the Securities Act.


                          DESCRIPTION OF COMMON STOCK

         The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, without par value, and 10,000,000 shares of Preferred Stock, without par value.

COMMON STOCK


         As of September 1, 1997, the Company had 19,838,574 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election subject to the Agreement of Shareholders dated September 8, 1995, which contains provisions regarding election of directors of the Company.


         Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of the holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock, including the Shares, are fully paid and nonassessable.

PREFERRED STOCK

         The Company has an authorized class of undesignated Preferred Stock consisting of 10,000,000 shares, none of which are issued and outstanding. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to 10,000,000 shares of Preferred Stock from time to time, in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

         The Board of Directors has the authority to issue shares of Preferred Stock and to determine its rights and preferences to eliminate delays associated with a shareholder vote on specific issuances. The issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock, but may do so in the future. Under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest for the Company, the assumption of control of the Company by a holder of a large block of the Company's securities or the removal of incumbent directors.

                                 LEGAL MATTERS

         The legality of the shares offered by this Prospectus has been passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS


         The consolidated financial statements and schedule of Hugoton Energy Corporation on Form 10-K for the fiscal year ended December 31, 1996 contained in the Company's Annual Report have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.